

New Mexico Software

November 4, 2008

Christine Davis
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

REF: Commission File #333-30176

Dear Ms. Davis,

On behalf of the New Mexico Software, I, Richard F. Govatski acknowledge the following:

#1 The company is responsible for the adequacy and accuracies of the disclose in the filing.

#2 Staff comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.

#3 The company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Richard F. Govatski
President

5021 Indian School Rd. NE Suite 200 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)
www.nmxs.com